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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1) *


                             KALAN GOLD CORPORATION
                                (Name of Issuer)


                   Common Stock, par value $0.00001 per share
                         (Title of Class of Securities)


                                   48337-10-1
                                 (CUSIP Number)


                                PATRICK S.H. LIM
                  SUITE 11.02, MENARA MERAIS, NO. 1 JALAN 19/3,
                     46300 PETALING JAYA, SELANGOR, MALAYSIA
                               011 (603) 7956 5082
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                October 31, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4) check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 48337-10-1                                                 PAGE 2 OF 9
----------------------------                                         -----------

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1)   Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

     LSH ASSET HOLDINGS SDN BHD

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2)   Check the Appropriate Box if a Member of a Group            (a) / /
                                                                 (b) / /

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3)   SEC Use Only


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4)   Source of Funds

     OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e) / /

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6)   Citizenship or Place of Organization

     Malaysia

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Number of           (7)  Sole Voting Power   25,245,000
Shares              ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power ...............................
Owned by            ------------------------------------------------------------
Each                (9)  Sole Dispositive Power   25,245,000
Reporting           ------------------------------------------------------------
Person With         (10) Shared Dispositive Power ...........................
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,245,000

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     25.9 %

--------------------------------------------------------------------------------
14)  Type of Reporting Person

          CO
--------------------------------------------------------------------------------
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----------------------------                                         -----------
CUSIP No. 48337-10-1                                                 PAGE 3 OF 9
----------------------------                                         -----------

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1)   Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

     PATRICK SOON-HOCK LIM

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2)   Check the Appropriate Box if a Member of a Group            (a) / /
                                                                 (b) / /

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3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds

     PF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Malaysia

--------------------------------------------------------------------------------
Number of           (7)  Sole Voting Power   34,495,000
Shares              ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power ...............................
Owned by            ------------------------------------------------------------
Each                (9)  Sole Dispositive Power   34,495,000
Reporting           ------------------------------------------------------------
Person With         (10) Shared Dispositive Power ...........................
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     34,495,000

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     35.4 %

--------------------------------------------------------------------------------
14)  Type of Reporting Person

     IN

--------------------------------------------------------------------------------
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----------------------------                                         -----------
CUSIP No. 48337-10-1                                                 PAGE 4 OF 9
----------------------------                                         -----------

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1)   Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

     LIM HONG CHOO

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2)   Check the Appropriate Box if a Member of a Group            (a) / /
                                                                 (b) / /

--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds

     OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Malaysia

--------------------------------------------------------------------------------
Number of           (7)  Sole Voting Power   8,000,000
Shares              ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power ...............................
Owned by            ------------------------------------------------------------
Each                (9)  Sole Dispositive Power   8,000,000
Reporting           ------------------------------------------------------------
Person With         (10) Shared Dispositive Power ...........................
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     8,000,000

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     8.2 %

--------------------------------------------------------------------------------
14)  Type of Reporting Person

     IN

--------------------------------------------------------------------------------
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----------------------------                                         -----------
CUSIP No. 48337-10-1                                                 PAGE 5 OF 9
----------------------------                                         -----------

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1)   Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

     ANDREW LIM SU MING

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2)   Check the Appropriate Box if a Member of a Group            (a) / /
                                                                 (b) / /

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3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds

     OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     Malaysia

--------------------------------------------------------------------------------
Number of           (7)  Sole Voting Power   8,000,000
Shares              ------------------------------------------------------------
Beneficially        (8)  Shared Voting Power ...............................
Owned by            ------------------------------------------------------------
Each                (9)  Sole Dispositive Power   8,000,000
Reporting           ------------------------------------------------------------
Person With         (10) Shared Dispositive Power ...........................
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     8,000,000

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     8.2 %

--------------------------------------------------------------------------------
14)  Type of Reporting Person

     IN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the shares of the common stock $.00001 par value ("Common Stock") of Kalan Gold Corporation, a Colorado corporation (the "Issuer"). The principal executive office of the Issuer is at Suite 11.02, Menara Merais, No. 1, Jalan 19/3, 46300 Petaling Jaya, Selangor, Malaysia.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement on Schedule 13D is being filed by LSH Asset Holdings Sdn Bhd ("LSH"), a Malaysian corporation, Patrick Soon-Hock Lim ("PSL"), a Malaysian citizen, Lim Hong Choo ("LHC"), a Malaysian citizen, and Andrew Lim Su Ming ("ALS"), a Malaysian citizen (collectively, the "Reporting Persons").

     The address of the Reporting Persons, except for ALS, is Suite 11.02, Menara Merais, No. 1, Jalan 19/3, 46300 Petaling Jaya, Selangor, Malaysia. The address of ALS is 80 Booker Ave, Bradwell Common, Milton Keynes, Buckinghamshire MK13 8EF, United Kingdom.

     Approximately 99% of LSH's outstanding stock is owned by PSL and approximately 1% of LSH's outstanding stock is owned by LHC. LSH's principal business is to serve as a investment holding company for PSL. The principal occupation of PSL is President and CEO of the Issuer. The principal occupation of LHC is Director of LSH. LHC is PSL's wife. The principal occupation of ALS is Graduate Trainee at Warburg Dillion Reed, London, England. ALS is the son of PSL and LHC.

     None of the Reporting Persons, nor to the best knowledge and belief of LSH, any of its officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Through personal funds of PSL.


ITEM 4. PURPOSE OF TRANSACTION.

     PSL intends to acquire shares of Common Stock of the Issuer through direct purchases in the open market. PSL believes that the Issuer's Common Stock have been sufficiently discounted to justify his investment at this time. PSL plans to purchase shares in the market from time to time at the then current market price when PSL believes that the then current market price would be favorable to him. PSL, who currently owns approximately 9.5% of the Company, has not decided upon the total number of common stock of the Issuer to be purchased by him but does not plan, in any case, to purchase more than an additional 4.9 % of the total issued and outstanding Common Stock of the Issuer at this time.

     Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this statement, LSH directly beneficially owns 25,245,000 shares of Common Stock, or approximately 25.9% of the 97,290,999 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2000 as filed with the Securities and Exchange Commission on August 18, 2000 (the "Outstanding Shares"). As of the date of this statement, PSL directly beneficially owns 9,250,000 shares of Common Stock, or approximately 9.5% of the Outstanding Shares. In addition, by virtue of the relationships described in this statement, PSL may be deemed to indirectly beneficially own the 25,245,000 shares of Common Stock directly beneficially held by LSH.

     As of the date of this statement, LHC directly beneficially owns 8,000,000 shares of Common Stock, or approximately 8.2% of the Outstanding Shares. As of the date of this statement, ALS directly beneficially owns 8,000,000 shares of Common Stock, or approximately 8.2% of the Outstanding Shares.

     (b) Each of LSH, PSL, LHC and ALS have power to vote or direct the vote and to dispose or direct the disposition of all shares of Common Stock directly beneficially owned by such Reporting Person. By virtue of the relationships described in this statement, PSL may be deemed to share the indirect power to vote and direct the disposition of the shares of Common Stock held by LSH.

     (c) Other than as disclosed above in Item 4, the Reporting Persons have not engaged in any transactions with respect to the Common Stock during the past 60 days.

     (d) Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares of Common Stock held by such Reporting Person. By virtue of the relationships described in this statement, PSL may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares of Common Stock held by LSH.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons have not entered into any contractual relationships with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 6, 2000

                                       LSH ASSET HOLDINGS SDN BHD




                                       By: /s/ Patrick Soon-Hock Lim
                                           --------------------------
                                           Name: Patrick Soon-Hock Lim
                                           Title:  Managing Director




                                       By: /s/ Patrick Soon-Hock Lim
                                           --------------------------
                                           Patrick Soon-Hock Lim




                                       By: /s/ Lim Hong Choo
                                           --------------------------
                                           Lim Hong Choo




                                       By: /s/ Andrew Lim Su Ming
                                           --------------------------
                                           Andrew Lim Su Ming